UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
November 2, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date November 2, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso Corporation’s largest shareholders according to the shareholder register on November 1, 2007
(Helsinki, Finland, November 2, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso’s Annual General Meeting decided on April 3, 2007 to establish a Nomination Committee to prepare proposals for the next Annual General Meeting on the composition of the Board of Directors along with the director remuneration.
The right to nominate members to represent shareholders in the Committee belongs to the four shareholders who hold the most votes in Metso on November 1 prior to the Annual General Meeting. The Chairman of the Board will convene the Nomination Committee, and the Committee will elect a chairman from among its members.
According to the shareholder register, Metso Corporation’s four largest shareholders on November 1, 2007 were: State of Finland (15,695,287 shares and votes or 11.07 % of share capital and votes), Varma Mutual Pension Insurance Company (4,120,737 shares and votes or 2.90 % of share capital and votes), Ilmarinen Mutual Pension Insurance Company (2,920,303 shares and votes or 2.06 % of share capital and votes) and Cevian Capital II Master Fund L.P. (2,134,127 shares and votes or 1.50 % of share capital and votes).
Metso Corporation’s next Annual General Meeting is planned to be held on April 2, 2008.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its more than 26,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Aleksanteri Lebedeff, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 20 484 3240
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253
Metso Corporation
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.